UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-41401

Prenetics Global Limited

11401 Granite St. Charlotte, NC 28273 USA	Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay Hong Kong

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  Form 40-F

Results of the 2025 Extraordinary General Meeting of Shareholders

On August 1, 2025, Prenetics Global Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the "Company"), held its Extraordinary General Meeting of Shareholders (the "Meeting"), in accordance with its amended and restated memorandum and articles of association. At the Meeting, the Company's shareholders approved the following proposals, which are described in more detail in the Company's proxy statement, mailed to shareholders on or about July 18, 2025:

Proposal No. 1. Authorised Share Capital Increase

To approve by a special resolution, that the Company's authorised share capital be increased from US$50,000 divided into 33,333,334 shares of US$0.0015 par value each, of which (i) 26,666,667 are designated as Class A Ordinary Shares, (ii) 3,333,333 are designated as convertible Class B Ordinary Shares and (iii) 3,333,334 are designated as shares of such class or classes (however designated) as the board of directors may determine in accordance with the amended and restated memorandum and articles of association of the Company, to US$320,000 divided into 213,333,334 shares of US$0.0015 par value each, of which (i) 186,666,667 are designated as Class A Ordinary Shares, (ii) 15,333,333 are designated as convertible Class B Ordinary Shares and (iii) 11,333,334 are designated as shares of such class or classes (however designated) as the board of directors may determine in accordance with the amended and restated memorandum and articles of association of the Company, by the creation of (i) 160,000,000 Class A Ordinary Shares; (ii) 12,000,000 convertible Class B Ordinary Shares and (iii) 8,000,000 shares of such class or classes (however designated) as the board of directors may determine in accordance with the amended and restated memorandum and articles of association of the Company, and accordingly, paragraph 8 of the Company's amended and restated memorandum of association be amended to read as follows:

"The authorised share capital of the Company is US$320,000 divided into 213,333,334 shares of US$0.0015 par value each, of which (i) 186,666,667 are designated as Class A Ordinary Shares, (ii) 15,333,333 are designated as convertible Class B Ordinary Shares and (iii) 11,333,334 shall be designated as shares of such class or classes (however designated) as the Board of Directors may determine in accordance with Article 10 of the Articles, with the power for the Company, insofar as is permitted by law and the Articles, to redeem, purchase or redesignate any of its shares and to increase or reduce the said share capital subject to the Companies Act and the Articles and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained."

	For	Against	Abstain
Class A Ordinary Shares	2,669,903	503,820	4,290
Class B Ordinary Shares	1,580,972	0	0
Total number of votes	4,250,875	503,820	4,290
Percentage of total votes	78.70	1.16	0.01

Proposal No. 2.

That the registered office provider of the Company be and is authorised and directed to make any necessary filings with the Registrar of Companies in the Cayman Islands in connection with the above.

	For	Against	Abstain
Class A Ordinary Shares	3,163,082	14,922	9
Class B Ordinary Shares	1,580,972	0	0
Total number of votes	4,744,054	14,922	9
Percentage of total votes	79.83%	0.03%	0.00%

Exhibit no.	Description
99.1	Amended and Restated Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Lo Hoi Chun
	Name:	Lo Hoi Chun
	Title:	Chief Financial Officer

Date: August 1, 2025